LIGHTBRIDGE CORPORATION

August 14, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lightbridge Corporation
Registration Statement on Form S-1 (File No. 333-218794)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lightbridge Corporation hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-218794) and declare the Registration Statement effective as of Thursday, August 17, 2017, at 4:30 p.m., Eastern time, or as soon as practicable thereafter.

Please contact the undersigned at (571) 730-1200, or David R. Crandall of Hogan Lovells US LLP at (303) 454-2449, with any questions. Also, please notify Mr. Crandall when this request for acceleration has been granted.

Very truly yours, Lightbridge Corporation

	By:	/s/ Seth Grae
Name: Seth Grae Title: President and Chief Executive Officer

cc: David R. Crandall, Hogan Lovells US LLP